UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2023

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

30 Dov Hoz

Kiryat Ono, 5555626, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

As previously announced, on October 26, 2023, ParaZero Technologies Ltd. (the “Company”) entered into a private placement transaction (the “Private Placement”), which closed on October 30, 2023, pursuant to a securities purchase agreement with certain institutional investors (the “Purchasers”).

As part of the Private Placement, the Company issued an aggregate of 4,636,364 units and pre-funded units (collectively, the “Units”). Each Unit consisted of (i) one ordinary share, par value NIS 0.02 per share (the “Ordinary Shares”) (or pre-funded warrant to purchase one Ordinary Share), (ii) a Series A warrant to purchase one Ordinary Share and (iii) a Series B warrant to purchase additional Ordinary Shares (the “Series B Warrant”). The number of Ordinary Shares issuable under the Series B Warrant, if any, was subject to adjustment to be determined pursuant the trading price of the Ordinary Shares following the effectiveness of a resale registration statement that the Company filed on behalf the Purchasers on November 6, 2023, which was declared effective by the Securities and Exchange Commission (the “SEC”) on November 15, 2023 (the “Adjustment Period”).

Following the end of the Adjustment Period, the aggregate number of Ordinary Shares issuable upon the exercise of the Series B Warrant issued to the Purchasers in the Private Placement is 140,373 Ordinary Shares, which is based on a Reset Price (as defined in the Series B Warrant) of $1.0677, calculated as the arithmetic average of the sum of the thirty-six volume weighted average prices of the Ordinary Shares during the applicable Reset Period (as defined in the Series B Warrant).

The description of the Series B Warrant set forth above is qualified in its entirety by reference to the full text of that document, which was filed as Exhibit 99.4 to the Company’s Current Report on Form 6-K filed with the SEC on October 26, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: December 18, 2023	By:	/s/ Boaz Shetzer
		Name:	Boaz Shetzer
		Title:	Chief Executive Officer

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